UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        FORM U-12 (I)-A

         STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC
        UTILITY  HOLDING COMPANY ACT OF 1935 BY A PERSON
              EMPLOYED OR RETAINED BY A REGISTERED
            HOLDING COMPANY OR A SUBSIDIARY THEREOF


     1.   Name and business address of person filing statement.

Gary D. Bachman
Van Ness Feldman, P.C.
1050 Thomas Jefferson St. NW
Washington, D.C. 20007-3877


     2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in item 4 below.

Douglas Smith
Charles Sensiba
Brendan Shane
Matthew Love
Brian Zimmet
Van Ness Feldman, P.C.
1050 Thomas Jefferson St. NW
Washington, D.C. 20007-3877

     3.   Registered holding company systems involved:

Enron Corporation


     4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in Section 12(i) of the Act, and the extent to which other than Aroutine expenses@ are contemplated.

Van Ness Feldman, P.C. has been retained by Portland General Electric Company, a subsidiary of Enron Corporation, to render legal advice and counsel in connection with proceedings before the Federal Energy
Regulatory Commission.


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      5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.



Name of		Salary or other payments		Person or company from
recipient                    				whom received or to be
                            				received


                   received		to be
                     (a)       		received
                              		(b)




Van Ness	$14,092.80 accrued	Not fixed	Portland General
Feldman		as of 9/22/04				Electric Company










(b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

                             None.

6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities d escribed in item 4, above.

(a)        Total amount of routine expenses:

                 $356.03 accrued as of 9/22/04.

(b)       Itemized list of all other expenses:

                             None.



Date: September 23, 2004      Signed     /s/ Gary D. Bachman